EXHIBIT 12.1

WESTERN GAS EQUITY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
thousands	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$284,183	$169,441	$239,011	$178,450	$148,520
Add:
Fixed charges	63,903	48,422	30,993	19,292	10,992
Distributions from equity investees	22,136	20,660	15,999	10,973	11,206
Amortization of capitalized interest	814	479	294	256	182
Less:
Equity income	22,948	16,042	11,261	7,628	7,923
Capitalized interest	11,945	6,196	420	—	—
Net income before taxes attributable to noncontrolling interests	121,585	59,704	86,579	64,018	37,295
Earnings	$214,558	$157,060	$188,037	$137,325	$125,682

Fixed charges:
Interest expense, including capitalized interest	$63,742	$48,256	$30,765	$18,794	$9,955
Interest component of rent expense	161	166	228	498	1,037
Fixed charges	$63,903	$48,422	$30,993	$19,292	$10,992

Ratio of earnings to fixed charges	3.4x	3.2x	6.1x	7.1x	11.4x

These ratios were computed by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investees, then subtracting equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.